

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2024

Jeremiah Ashukian
Chief Financial Officer
Krispy Kreme, Inc.
2116 Hawkins Street
Charlotte, NC 28203

> **Re: Krispy Kreme, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-40573**

Dear Jeremiah Ashukian:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Trade & Services